Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

28 February 2011

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T: 604.683.3850

ACAL GROUP

F: 604.688.8479

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:

the Board of Directors and Stockholders of

Linux Gold Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (the “Company”) (An Exploration Stage

Company)  as  of  February  28,  2011  and  2010,  and  the  related  consolidated  statements  of  operations  and  comprehensive  loss,

stockholders’  equity  (deficit),  and  cash  flows  for  the  years  ended  February  28,  2011  and  2010  and  the  period  from  inception

of  exploration  stage  on  March  1,  2003  through  February  28,  2011.   These  financial  statements  are  the  responsibility  of  the

Company’s management.   Our  responsibility is  to  express  an  opinion  on  these  consolidated  financial  statements  based  on  our audits.  The  consolidated  financial  statements  of  the  Company for  the  period  from  inception  of  exploration  stage  on  March  1,

2003  through  February  28,  2009  were  reported  upon  by  other  auditors  whose  report,  dated  June  15,  2009,  expressed  an unqualified  opinion  on  those  statements  and  included  an  explanatory  paragraph  regarding  the  Company’s  ability  to  continue

as a  going concern.   The  consolidated  financial  statements of the  Company for  the  period  from inception  of  exploration  stage on  March  1,  2003  through  February  28,  2009  reflect  a  net  loss  of  $7,929,887  of  the  accumulated  deficit  as  of  February  28,

2010.   The other auditors’ report have been furnished to us, and our opinion, insofar as it relates to amounts included for  such prior periods, is based solely on the report of such other auditors.

We  conducted  our  audits  in  accordance  with  the  standards  of  the  Public  Company  Accounting  Oversight  Board  (United

States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are  free  of material  misstatement.  The  company is  not  required  to  have,  nor  were  we  engaged  to  perform,  an  audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a  basis  for  designing  audit  procedures  that  are  appropriate  in  the  circumstances,  but  not  for  the  purpose  of  expressing  an opinion  on  the  effectiveness  of  the  company’s  internal  control  over  financial  reporting.  Accordingly,  we  express  no  such opinion.  An  audit  also  includes  examining,  on  a  test  basis,  evidence  supporting  the  amounts  and  disclosures  in  the  financial statements,  assessing the  accounting principles used  and  significant  estimates  made  by management,  as  well  as  evaluating  the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion,  the  consolidated  financial  statements  present  fairly,  in  all  material  respects,  the  financial  position  of  the

Company as  of  February 28,  2011  and  2010,  and  the  results  of  its  operations  and  its  cash  flows  for  the  years  ended  February

28,  2011  and  2010  and  the  period  from  inception  of  exploration  stage  on  March  1,  2003  through  February  28,  2011  in conformity with accounting principles generally accepted in the United States of America.

The  accompanying  consolidated  financial  statements  have  been  prepared  assuming  that  the  Company  will  continue  as  a  going

concern.    As  discussed  in  Note  1  to  the  consolidated  financial  statements,  the  Company  has  not  generated  revenues  since

inception,  has  incurred  losses  in  developing  its  business,  and  further  losses  are  anticipated.   The  Company  requires  additional

funds to meet its obligations and the costs of its operations.   These factors raise substantial doubt about  the  Company’s ability to

continue  as a  going concern.   Management’s plans in this regard  are  described  in Note  1.   The  consolidated  financial  statements

do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note 15, the consolidated financial statements for the year ended February 28, 2010 have been restated.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

June 28, 2011

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at

28 February

As at

2010

28 February

(Restated

2011

Note 15)

$

$

Assets

Current

Cash and cash equivalents

2,210

182

Goods and services tax receivable

5,300

3,922

Marketable securities (Note 3)

102,255

191,330

Prepaid expenses and deposits

3,738

3,863

113,503

199,297

Property and equipment (Note 4)

5,326

6,947

118,829

206,244

Liabilities

Current

Accounts payable (Note 6)

90,170

131,628

Accrued liabilities

19,500

19,000

Due to related parties (Note 7)

350,964

313,490

Current derivative liabilities (Note 13)

138,465

8,939

599,099

473,057

Non-current derivative liabilities (Note 13)

-

475,419

Stockholders’ deficit

Capital stock (Note 9)

Authorized

200,000,000 common shares without par value

Issued and outstanding

      28 February 2011 –  97,893,825 common shares

28 February 2010 –  92,650,825 common shares

13,573,641

13,407,308

Donated capital

478,566

423,030

Accumulated other comprehensive loss

-

(76,687)

Deficit, accumulated from prior operations

(7,524,145)

(7,524,145)

Deficit, accumulated during the exploration stage

(7,008,332)

(6,971,738)

(480,270)

(742,232)

118,829

206,244

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 14)

On behalf of the Board:

“John Robertson”

Director

“Jennifer Lorette”

Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

Cumulative from

For the

inception of

For the

year

For the

exploration stage on

year

ended

year

1 March 2003

ended

28 February

ended

to 28 February

28 February

2010 (Restated –

28 February

2011

2011

Note 15)

2009

$

$

$

$

General and administrative expenses

Amortization of debt issue costs

205,242

-

-

-

Amortization of property and equipment

30,668

1,621

2,151

2,867

Bad debt expense

84,952

-

-

-

Consulting and subcontracts

1,692,480

137,398

137,281

124,751

Filing and regulatory fees

172,075

13,261

18,841

22,034

Foreign exchange loss (gain)

(38,470)

(2,938)

(26,010)

29,459

Imputed interest (Note 7)

273,066

55,536

39,069

26,143

Interest expense

2,302,583

-

-

-

Management fees (Note 8)

244,750

30,000

30,000

30,000

Mineral property exploration and

development costs (Note 5)

1,920,338

54,276

50,975

61,885

Office, rent and telephone

735,601

38,759

39,167

57,228

Professional fees

448,943

34,456

37,323

79,189

Travel and promotion

981,096

23,570

77,825

104,249

Net loss before other items

(9,053,324)

(385,939)

(406,622)

(537,805)

Other items

Realized gain (loss) on sale of marketable

security

56,146

(1,306)

57,452

-

Realized (loss) on reallocation from

Accumulated Other Comprehensive Loss

(91,303)

(30,900)

(60,403)

-

Impairment on available-for-sale

investments

(57,837)

(57,837)

-

-

Fair value adjustment of derivative

liabilities

1,807,110

439,388

343,588

-

Mineral property acquisition costs written

off

(126,417)

-

-

-

Accounts payable written off

46,281

-

-

-

Income from discontinued operations

369,213

-

-

-

Interest income

41,799

-

-

1,604

Net loss for the period

(7,008,332)

(36,594)

(65,985)

(536,201)

Basic and diluted net loss per share

(0.00)

(0.00)

(0.01)

Weighted average number of common

shares used in per share calculations

94,040,367

89,464,012

86,536,209

Comprehensive loss

Net loss for the period

(7,008,332)

(36,594)

(65,985)

(536,201)

Loss realized on investments disposal

transferred to earning

91,303

30,900

60,403

-

Unrealized holding gain (loss) on

available-for-sale investments

(91,303)

45,787

130,910

(208,000)

Comprehensive income (loss)

(7,008,332)

40,093

125,328

(744,201)

Comprehensive loss per share

(0.00)

(0.00)

(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Cumulative from

inception of

exploration stage

For the

For the

For the

on 1 March 2003

year ended

year ended

year ended

to 28 February

28 February

28 February

28 February

2011

2011

2010

2009

$

$

$

$

Cash flows used in operating activities

Net loss for the period

(7,008,332)

(36,594)

(65,985)

(536,201)

Adjustments to reconcile loss to net cash used by

operating activities

Amortization of debt issue costs

205,242

-

-

-

Amortization of property and equipment

30,668

1,621

2,151

2,867

Receipt of marketable securities for property

(16,000)

-

-

-

Accretion of discount on convertible debt

2,291,794

-

-

-

Bad debt expense

84,952

-

-

-

Imputed interest

273,066

55,536

39,069

26,143

Accounts payable written off

(46,281)

-

-

-

Mineral property acquisition costs written off

126,417

-

-

-

Stock-based compensation

269,845

505

790

-

Shares issued for services

120,000

-

-

-

Shares issued for settlement of rent obligation

19,200

-

-

-

Impairment on investments

57,837

57,837

-

-

Fair value adjustment of derivative liabilities

(1,807,110)

(439,388)

(343,588)

-

Net loss on sale of marketable securities

35,157

32,206

2,951

-

Income from discontinued operations

(369,213)

-

-

-

Changes in operating assets and liabilities

Goods and Services Tax receivable

39,605

(1,378)

4,016

(3,647)

Prepaid expenses and deposits

(3,247)

125

149

14,419

Accounts payable and accrued liabilities

(169,209)

(40,958)

(38,159)

(120,587)

Due to related parties

293,384

37,474

102,350

(15,657)

(5,572,225)

(333,014)

(296,256)

(632,663)

Cash flows used in investing activities

Mineral interest acquisition costs

(66,417)

-

-

-

Disposal (purchase) of marketable securities

(99,249)

75,719

75,032

-

Purchase of property and equipment

(35,994)

-

-

-

(201,660)

75,719

75,032

-

Cash flows from financing activities

Advances from related parties

16,238

-

-

-

Debt issue costs

(205,242)

-

-

-

Proceeds from convertible debt

2,226,251

-

-

-

Repayment of debt

(153,400)

-

-

-

Proceeds from issuance of common shares

3,921,971

267,810

207,512

713,842

Share subscriptions received

52,277

-

-

(40,062)

Share issue costs

(93,134)

(8,487)

-

(35,459)

5,764,961

259,323

207,512

638,321

Increase (decrease) in cash and cash equivalents

(8,924)

2,028

(13,712)

5,658

Cash and cash equivalents, beginning of period

11,134

182

13,894

8,236

Cash and cash equivalents, end of period

2,210

2,210

182

13,894

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(Expressed in Canadian Dollars)

Deficit

Accumulated

Common

Deficit    accumulated

other

Total

Shares of

stock and

accumulated

during the

comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated

from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficit)

$

$

$

$

$

$

$

Balance from prior operations

at 1 March 2003

57,458,413

6,804,412

-

205,500

(7,524,145)

-

-

(514,233)

Common stock issued for mineral property

175,000

17,500

-

-

-

-

-

17,500

Common stock issued for services

1,000,000

100,000

-

-

-

-

-

100,000

Common stock issued for settlement of rent

obligation

200,000

19,200

-

-

-

-

-

19,200

Options exercised

150,000

19,812

-

-

-

-

-

19,812

Warrants exercised

1,300,000

280,922

-

-

-

-

-

280,922

Imputed interest

-

-

-

22,960

-

-

-

22,960

Marketable securities adjustment

-

-

-

-

-

-

44,000

44,000

Net loss for the year

-

-

-

-

-

(3,738)

-

(3,738)

Balance at 29 February 2004

60,283,413

7,241,846

-

228,460

(7,524,145)

(3,738)

44,000

(13,577)

Common stock issued for mineral property

125,000

45,384

-

-

-

-

-

45,384

Common stock issued for cash

4,205,610

860,089

-

-

-

-

-

860,089

Options exercised

87,500

10,606

-

-

-

-

-

10,606

Warrants exercised

250,000

37,500

-

-

-

-

-

37,500

Imputed interest

-

-

-

35,013

-

-

-

35,013

Stock-based compensation

-

82,000

-

-

-

-

-

82,000

Marketable securities adjustment

-

-

-

-

-

-

(54,000)

(54,000)

Net loss for the year

-

-

-

-

-

(748,369)

-

(748,369)

Balance at 29 February 2005

64,951,523

8,277,425

-

263,473

(7,524,145)

(752,107)

(10,000)

254,646

Common stock issued for mineral property

50,000

20,500

-

-

-

-

-

20,500

Common stock issued for cash

3,100,000

715,127

-

-

-

-

-

715,127

Options exercised

93,750

10,838

-

-

-

-

-

10,838

Warrants exercised

92,500

21,825

-

-

-

-

-

21,825

Share issue costs

-

(42,571)

-

-

-

-

-

(42,571)

Imputed interest

-

-

-

31,722

-

-

-

31,722

Stock-based compensation

-

2,280

-

-

-

-

-

2,280

Marketable securities adjustment

-

-

-

-

-

-

2,000

2,000

Net loss for the year

-

-

-

-

-

(810,105)

-

(810,105)

Balance at 28 February 2006

68,287,773

9,005,424

-

295,195

(7,524,145)

(1,562,212)

(8,000)

206,262

Subscriptions received

-

-

52,277

-

-

-

-

52,277

Common stock issued for debt

2,586,076

644,749

-

-

-

-

-

644,749

Options exercised

323,750

75,670

-

-

-

-

-

75,670

Warrants exercised

52,500

15,329

(14,600)

-

-

-

-

729

Share issue costs

-

(2,613)

-

-

-

-

-

(2,613)

Imputed interest

-

-

-

53,657

-

-

-

53,657

Intrinsic value of beneficial conversion feature

of convertible debentures

-

963,670

-

-

-

-

-

963,670

Fair value of warrants issued with convertible

debentures

-

1,262,580

-

-

-

-

-

1,262,580

Stock-based compensation

-

109,228

-

-

-

-

-

109,228

Marketable securities adjustment

-

-

-

-

-

-

(130,000)

(130,000)

Net loss for the year

-

-

-

-

-

(3,571,183)

-

(3,571,183)

Balance at 28 February 2007

71,250,099

12,074,037

37,677

348,852

(7,524,145)

(5,133,395)

(138,000)

(334,974)

Subscriptions received

-

-

40,062

-

-

-

-

40,062

Common stock issued for debt redemption

8,378,226

1,493,911

-

-

-

-

-

1,493,911

Common stock issued for cash

2,825,000

615,195

(52,277)

-

-

-

-

562,918

Options exercised

212,500

24,020

-

-

-

-

-

24,020

Warrants exercised

430,000

94,501

14,600

-

-

-

-

109,101

Share issue costs

-

(4,003)

-

-

-

-

-

(4,003)

Imputed interest

-

-

-

8,966

-

-

-

8,966

Stock-based compensation

-

75,042

-

-

-

-

-

75,042

Marketable securities adjustment

-

-

-

-

-

-

78,000

78,000

Net loss for the year

-

-

-

-

-

(2,260,291)

-

(2,260,291)

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), continued

(Expressed in Canadian Dollars)

Deficit

Accumulated

Common

Deficit     accumulated

other

Total

Shares of

stock and

accumulated

during the

comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated

from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficit)

$

$

$

$

$

$

$

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

Common stock issued for cash

4,555,000

507,867

(40,062)

-

-

-

-

467,805

Fair value of warrants issued with common

shares

-

205,975

-

-

-

-

-

205,975

Share issue costs

-

(35,459)

-

-

-

-

-

(35,459)

Imputed interest

-

-

-

26,143

-

-

-

26,143

Unrealized holding loss on available-for-sale

investment

-

-

-

-

-

-

(208,000)

(208,000)

Net loss for the year

-

-

-

-

-

(536,201)

-

(536,201)

Balance at 28 February 2009

87,650,825

15,051,086

-

383,961

(7,524,145)

(7,929,887)

(268,000)

(286,985)

Cumulative effect related to the adoption of

ASC 815-40 (Note 15)

-

(1,568,889)

-

-

-

1,024,134

-

(544,755)

Common stock issued for cash

5,000,000

85,277

-

-

-

-

-

85,277

Fair value of warrants issued with common

shares

-

122,235

-

-

-

-

-

122,235

Transfer derivative liabilities for warrants issued

and extended in the year

-

(283,191)

-

-

-

-

-

(283,191)

Imputed interest

-

-

-

39,069

-

-

-

39,069

Stock-based compensation

-

790

-

-

-

-

-

790

Realized loss reallocated on disposal of

investments

-

-

-

-

-

-

60,403

60,403

Marketable securities adjustment

-

-

-

-

-

-

130,910

130,910

Net loss for the year (Restated – Note 15)

-

-

-

-

-

(65,985)

-

(65,985)

Balance at 28 February 2010 (Restated – Note

15)

92,650,825

13,407,308

-

423,030

(7,524,145)      (6,971,738)

(76,687)

(742,232)

Common stock issued for cash

5,243,000

165,828

-

-

-

-

-

165,828

Fair value of warrants issued with common

shares

-

93,495

-

-

-

-

-

93,495

Transfer derivative liabilities for warrants issued

in the year

-

(93,495)

-

-

-

-

-

(93,495)

Imputed interest

-

-

-

55,536

-

-

-

55,536

Stock-based compensation

-

505

-

-

-

-

-

505

Realized loss reallocated on disposal of

investments

-

-

-

-

-

-

30,900

30,900

Marketable securities adjustment

-

-

-

-

-

-

45,787

45,787

Net loss for the period

-

-

-

-

-

(36,594)

-

(36,594)

Balance at 28 February 2011

97,893,825

13,573,641

-

478,566

(7,524,145)      (7,008,332)

-

(480,270)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

1.

Nature and Continuance of Operations

Linux  Gold  Corp.  (the  “Company”)  was  incorporated  on  27  February  1979  in  Canada  under  the  British

Columbia  Company  Act  and  was  extra-provincially  registered  in  the  Province  of  Alberta  on  12  October

1995.   The  Company’s  stock  trades  on  the  Over  the  Counter  Bulletin  Board  in  the  United  States  under  the symbol “LNXGF”.

On  20  February  2003,  the  shareholders  approved  a  change  of  name  to  Linux  Gold  Corp.  and  increased  the

authorized   share   capital   to   200,000,000   common   shares   without  par  value.     The  Company  had   been

previously  pursuing  various  business  opportunities  and,  effective  1  March  2003,  the  Company  changed  its

principal operations to mineral exploration.   Accordingly,  as of 1  March  2003,  the Company is considered  to be an exploration stage company.

The  Company’s  consolidated  financial  statements  as  at  28  February  2011  and  for  the  year  then  ended  have been  prepared  on  a  going  concern  basis,  which  contemplates  the  realization  of  assets  and  the  settlement  of

liabilities  and  commitments  in  the  normal  course  of  business.   The  Company  has  a  loss  of  $36,594  for  the

year ended 28 February 2011 (28 February 2010  –  $65,985) and  has a working capital deficit of $485,596  at

28 February 2011 (28 February 2010 – $273,760).

Management  cannot  provide  assurance  that  the  Company  will  ultimately  achieve  profitable  operations  or

become  cash  flow  positive,  or  raise  additional  debt  and/or  equity  capital.    Management  believes  that  the

Company’s capital resources should  be  adequate  to  continue  operating  and  maintaining  its  business  strategy.

However,  if  the  Company  is  unable  to  raise  additional  capital  in  the  near  future,  due  to  the  Company’s liquidity  problems,  management  expects  that  the  Company  will  need  to  curtail  operations,  liquidate  assets,

seek  additional  capital  on  less  favorable  terms  and/or  pursue  other  remedial  measures.   These  consolidated

financial statements do not include any adjustments related to the recoverability and classification of assets or the  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the  Company  be  unable  to continue as a going concern.

At  28  February  2011,  the  Company  has  suffered  losses  from  exploration  stage  activities  to  date.   Although

management  is  currently  seeking  additional  sources  of  equity  or  debt  financing,  there  is  no  assurance  these

activities  will  be  successful.    These  factors  raise  substantial  doubt  about  the  ability  of  the  Company  to

continue  as  a  going  concern.    The  consolidated  financial  statements  do  not  include  any  adjustments  that might result from the outcome of this uncertainty.

2.

Significant Accounting Policies

Basis of accounting

These  consolidated  financial  statements  are  prepared  in  conformity  with  accounting  principles  generally

accepted in the United States (“GAAP”) and are presented in Canadian dollars.   The accompanying financial

statements  have  been  prepared  in  accordance  with  the  FASB  ASC  915  "Development-Stage  Entities".  A development-stage  enterprise  is  one  in  which  planned  principle  operations  have  not  commenced  or  if  its

operations   have   commenced,   there   has   been   no   significant   revenue   there   from.   Development-stage

companies report cumulative loss from the inception of its development stage activities.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

2.

Significant Accounting Policies (continued)

Principles of consolidation

These  consolidated  financial  statements  include  the  accounts  of  the  Company and  its  inactive  wholly-owned

subsidiary  LinuxWizardry  Inc.,  a  United  States  corporation.    All  significant  inter-company  balances  and

transactions have been eliminated.

Foreign currency translation

The  Company’s  functional  and  reporting  currency  is  the  Canadian  dollar.    The  consolidated  financial

statements  of  the  Company  are  translated  to  Canadian  dollars  in  accordance  with  FASB  ASC  830  “Foreign

Currency Matters”.   Foreign  currency transactions  are  primarily undertaken  in  U.S.  dollars.   Monetary assets

and  liabilities  denominated  in  U.S.  dollars  are  translated  using  the  exchange  rate  prevailing  at  the  balance

sheet   date.     Gains   and   losses   arising   on   translation   or   settlement   of   foreign   currency   denominated

transactions  or  balances  are  included  in  the  determination  of  income.   The  Company  has  not,  to  the  date  of

these  consolidated  financial  statements,  entered  into  derivative  instruments  to  offset  the  impact  of  foreign currency fluctuations.

Use of estimates

The  preparation  of  financial  statements  in  conformity  with  accounting  principles  generally  accepted  in  the

United  States  necessarily requires  management  to  make  estimates  and  assumptions  which  affect  the  reported amounts  of  assets  and  liabilities  and  disclosure  of  contingent  assets  and  liabilities  at  the  date  of  the  financial

statements,  and  the reported  amount of revenues and  expenses during the reporting period.   Significant  areas

requiring   the   use   of   management   estimates   include   the   determination   of   rates   for   amortization,   the

impairment  of  marketable  securities,  fair  value  of  imputed  interest  and  the  assumptions  used  in  computing the fair value of stock-based compensation and warrants.  Actual results could differ from those estimates.

Basic and diluted net loss per share

The Company computes net loss per share in  accordance with  FASB  ASC  260,  “Earnings per Share”,  which requires  presentation  of  both  basic  and  diluted  earnings  per  share  (“EPS”)  on  the  face  of  the  income

statement.   Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the

weighted  average  number  of  shares  outstanding  (denominator)  during  the  period.   Diluted  EPS  gives  effect

to  all  potentially dilutive  common  shares  outstanding  during  the  period  using  the  treasury  stock  method  and

convertible  preferred  stock  using  the  if-converted  method.    In  computing  diluted  EPS,  the  average  stock

price  for  the  period  is  used  in  determining  the  number  of  shares  assumed  to  be  purchased  from  the  exercise

of  stock  options  or  warrants.    Diluted  EPS  excludes  all  potentially  dilutive  shares  if  their  effect  is  anti-

dilutive.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

2.

Significant Accounting Policies (continued)

Stock-based compensation

The  Company  records  stock-based  compensation  in  accordance  with  FASB  ASC  718  “Compensation  –

Stock  Compensation”  which  establishes  accounting  for  stock-based  payment  transactions  for  employee services and goods and services received from non-employees.

The  Company  uses  the  fair-value  based  method  to  account  for  all  stock-based  payments  to  employees  and non-employees  granted  by  measuring  the  compensation  cost  of  the  stock-based  payments  using  the  Black-

Scholes  option-pricing  model.  Stock  options  which  vest  immediately are  recorded  at  the  date  of  grant.  Stock options that vest over time are recorded  over the vesting  period  using  the  straight  line  method.  Stock  options issued  to  outside  consultants  that  vest  over  time  are  valued  at  the  grant  date  and  subsequently  re-valued  on each  vesting  date.  The  fair  value  of  the  stock-based  compensation  is  recorded  as  a  charge  to  net  earnings based  on  the  vesting  period  with  a  credit  to  contributed  surplus.  Upon  exercise  of  the  stock  options,

consideration  paid  by  the  option  holder,  together  with  the  amount  previously  recognized  in  contributed surplus,  is  recorded  as  an  increase  to  share  capital.  In  calculating  compensation  to  be  recognized  for employees,  it  is  required  to  estimate  forfeitures  while,  in  general,  estimated  forfeitures  for  non-employees equal to the entire term of options.

Cash and cash equivalents

The  Company  considers  all  highly  liquid  investments  with  a  maturity  of  three  months  or  less  at  the  time  of issuance to be cash equivalents.

Marketable securities

The  Company  reports  investments  in  debt  and  marketable  equity  securities  at  fair  value  based  on  quoted market  prices  or,  if  quoted  prices  are  not  available,  discounted  expected  cash  flows  using  market  rates

commensurate with credit quality and maturity of the investment.   All investment securities are designated  as

available-for-sale  with  unrealized  gains  and  losses  included  in  stockholders’  equity.   Unrealized  losses  that

are  other  than  temporary  are  recognized  in  earnings.    Realized  gains  and  losses  are  accounted  for  on  the specific identification method.

Mineral exploration expenditures

The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

Mineral  property  acquisition  costs  are  capitalized  when  management  has  determined  that  probable  future benefits  consisting  of  a  contribution  to  future  cash  inflows  have  been  identified  and  adequate  financial resources  are  available  or  are  expected  to  be  available  as  required  to  meet  the  terms  of  property  acquisition

and budgeted exploration and development expenditures.   Mineral property acquisition costs are expensed  as

incurred  if  the  criteria  for  capitalization  are  not  met.   In  the  event  that  mineral  property acquisition  costs  are paid with Company shares, those shares are recorded at the estimated fair value at the time the shares are due in accordance with the terms of the property agreements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

2.

Significant Accounting Policies (continued)

Mineral exploration expenditures (continued)

Mineral property exploration costs are expensed as incurred.

When   it   has   been   determined   that   a   mineral   property  can   be   economically  developed   as   a   result   of

establishing proven  and  probable reserves and  pre feasibility,  the  costs  incurred  to  develop  such  property are capitalized.

Estimated  future  removal  and  site  restoration  costs,  when  determinable  are  provided  over  the  life  of  proven

reserves   on   a   units-of-production   basis.      Costs,   which   include   production   equipment   removal   and

environmental  remediation,  are  estimated  each  period  by  management  based  on  current  regulations,  actual

expenses incurred, and  technology and  industry standards.   Any charge is included  in  exploration  expense or

the  provision  for  depletion  and  depreciation  during  the  period  and  the  actual  restoration  expenditures  are charged to the accumulated provision amounts as incurred.

As  of  the  date  of  these  consolidated  financial  statements,  the  Company  has  incurred  only  exploration  costs which have been expensed.

To date the Company has not established any proven or probable reserves on its mineral properties.

Asset retirement obligation

The  basis  of  this  policy  is  the  recognition  of  a  legal  liability  for  obligations  related  to  the  retirement  of property,  plant  and  equipment  and  obligations  arising  from  the  acquisition,  construction,  development  or

normal  operations  of  those  assets.    Such  asset  retirement  costs  must  be  recognized  at  fair  value  when  a reasonable  estimate  of  fair  value  can  be  estimated,  and  accretion  expense  is  recognized  over  time  as  the

discounted  fair  value  is  accreted  to  the  expected  settlement  value.   A  corresponding  increase  to  the  carrying

amount  of  the  related  asset,  when  one  is  identifiable,  is  recorded  and  amortized  over  the  life  of  the  asset.

Where a related future value is not easily identifiable with  a liability,  the change in  fair value over the course

of  the  year  is  expensed.   The  amount  of  the  liability  is  subject  to  re-measurement  at  each  reporting  period.

The estimates are based principally on legal and regulatory requirements.

It  is  possible  that  the  Company’s  estimates  of  its  ultimate  reclamation  and  closure  liabilities  could  change  as a  result  of  changes  in  regulations,  changes  in  the  extent  of  environmental  remediation  required,  changes  in

the   means   of   reclamation,   or   changes   in   cost   estimates.     Changes   in   estimates   are   accounting   for

prospectively  commencing  in  the  period  the  estimate  is  revised.   To  date,  the  Company  has  not  recognized

any asset retirement obligations as a reasonable estimate cannot be made at this time.

Long-lived assets

Long-lived assets, including property and  equipment and  the carrying value of intangible assets are reviewed

on  a  regular  basis  for  the  existence  of  facts  or  circumstances  that  may  suggest  impairment.   The  Company

recognizes impairment when the sum of the expected  undiscounted future cash flows is less than the carrying

amount  of  the  asset.   Impairment  losses,  if  any,  are  measured  as  the  excess  of  the  carrying  amount  of  the asset over its estimated fair value.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

2.

Significant Accounting Policies (continued)

Property and equipment

Property and  equipment consists  of  office  furniture  and  vehicle,  which  are  recorded  at  cost.   Office  furniture

is  amortized  on  a  declining-balance  basis  at  20%  per  annum  and  the  vehicle  is  amortized  on  a  declining-

balance basis at 30% per annum.

Financial instruments

Fair Value

The  carrying  values  of  the  Company’s  financial  instruments,  consisting  of  cash  and  cash  equivalents,

marketable  securities,  amounts  due  to  related  parties  and  accounts  payable  approximate  their  fair  values because of the short-term maturity of these financial instruments.

Interest Rate Risk

The  Company  is  not  exposed  to  significant  interest  rate  risk  due  to  the  short-term  maturity  of  its  monetary assets and liabilities.

Credit Risk

The  Company’s  financial  asset  that  is  exposed  to  credit  risk  consists  primarily of  cash.   To  manage  the  risk,

cash is placed with major financial institutions.

Currency Risk

The  Company’s  functional  and  reporting  currency  is  the  Canadian  dollar.  Monetary  assets  and  liabilities denominated in foreign currencies are translated  using the exchange rate prevailing at the balance sheet date.

Gains  and   losses  arising  on   translation   or  settlement  of  foreign   currency  denominated  transactions  or

balances are included in the determination of income. Foreign currency transactions are primarily undertaken in  U.S.  dollars.  The  Company  has  not,  to  the  date  of  these  consolidated  financial  statements,  entered  into derivative instruments to offset the impact of foreign currency fluctuations.

Fair value measurement

The  Company  adopted  FASB  ASC  820-10-50,  “Fair  Value  Measurements”.    This  guidance  defines  fair

value,  establishes  a  three-level  valuation  hierarchy  for  disclosures  of  fair  value  measurement  and  enhances disclosure requirements for fair value measures.  The three levels are defined as follows:

-      Level  1  inputs  to  the  valuation  methodology  are  quoted  prices  (unadjusted)  for  identical  assets  or liabilities in active markets.

-      Level  2  inputs  to  the  valuation  methodology  include  quoted  prices  for  similar  assets  and  liabilities  in active  markets,  and  inputs  that  are  observable  for  the  assets  or  liability,  either  directly  or  indirectly,  for substantially the full term of the financial instrument.

-      Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

All of the Company’s financial instruments measured at fair value are applied using Level 1 inputs.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

2.

Significant Accounting Policies (continued)

Income taxes

The  Financial  Accounting  Standards  Board  (FASB)  has  issued  FASB  ASC  740-10.    FASB  ASC  740-10

clarifies  the  accounting  for  uncertainty  in  income  taxes  recognized  in  an  enterprise’s  financial  statements  in

accordance  with  prior  literature  FASB  Statement  No.  109,  Accounting  for  Income  Taxes.    This  standard

requires a company to  determine  whether  it  is  more  likely than  not  that  a  tax  position  will  be  sustained  upon examination  based  upon  the  technical  merits  of  the  position.  If  the  more  likely  than  not  threshold  is  met,  a

company must measure the tax position to determine the amount to recognize in  the financial statements.   As

a result of the implementation  of this standard,  the Company performed  a review of its material tax positions in accordance with recognition and measurement standards established by FASB ASC 740-10.

Deferred  taxes  are  provided  on  a  liability  method  whereby  deferred  tax  assets  are  recognized  for  deductible

temporary  differences  and   operating  loss  and   tax  credit  carry-forwards  and  deferred  tax  liabilities  are

recognized   for   taxable   temporary  differences.     Temporary  differences  are  the  differences  between   the

reported  amounts  of  assets  and  liabilities  and  their  tax  basis.  Deferred  tax  assets  are  reduced  by  a  valuation allowance  when,  in  the  opinion  of  management,  it  is  more  likely  than  not  that  some  portion  or  all  of  the

deferred  tax  assets  will  not  be  realized.    Deferred  tax  assets  and  liabilities  are  adjusted  for  the  effects  of changes in tax laws and rates on the date of enactment.

Comprehensive loss

FASB   ASC   220,   “Comprehensive   Income”,   establishes   standards   for   the   reporting   and   display   of

comprehensive  loss  and  its  components  in  the  financial  statements.   As  at  28  February  2011  and  2010,  the

Company’s  only  component  of  other  comprehensive  loss  was  unrealized   holding  gains  and  losses  on

available-for-sale securities.

Recent accounting pronouncements

In  June  2009,  the  FASB  issued  FASB  ASC  105,  “The  FASB  Accounting  Standards  Codification  and  the

Hierarchy  of  Generally  Accepted  Accounting  Principles  –  a  replacement  of  FASB  Statement  No.  162”.

Under  FASB  ASC  105  the  “FASB  Accounting  Standards  Codification”  (“Codification”)  will  become  the

source of authoritative US GAAP to be applied  by nongovernmental entities.   Rules and  interpretive releases

of  the  Securities  and  Exchange  Commission  (“SEC”)  under  authority  of  federal  securities  laws  are  also

sources   of   authoritative   GAAP   for   SEC   registrants.   The   Codification   became   effective   for   financial

statements issued for interim and annual periods ending after September 15, 2009.   On  the effective date,  the

Codification  will  supersede  all  then-existing  non-SEC  accounting  and  reporting  standards.  All  other  non-

grandfathered  non-SEC  accounting literature not included  in  the  Codification  will  become  non-authoritative.

The Company changed the Company’s references to U.S. GAAP accounting standards but did not impact the

Company’s results of operations, financial position or cash flows.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

2.

Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In  June  2009,  the  Securities  and  Exchange  Commission’s  Office  of  the  Chief  Accountant  and  Division  of

Corporation   Finance   announced   the   release   of   Staff   Accounting   Bulletin   (SAB)   No.   112.   This   staff

accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting

Bulletin  Series  in  order  to  make  the  relevant  interpretive  guidance  consistent  with  current  authoritative

accounting   and   auditing   guidance   and   Securities   and   Exchange   Commission   rules   and   regulations.

Specifically,  the  staff  is  updating  the  Series  in  order  to  bring  existing  guidance  into  conformity  with  recent pronouncements  by  the  Financial  Accounting  Standards  Board,  namely,  Statement  of  Financial  Accounting

Standards  No.  141  (revised  2007)  (ASC  Topic  805),  Business  Combinations,  and  Statement  of  Financial

Accounting   Standards   No.   160   (ASC   Topic  810),   Non-controlling  Interests  in   Consolidated   Financial

Statements.  The  statements  in  staff  accounting  bulletins  are  not  rules  or  interpretations  of  the  Commission,

nor  are  they  published  as  bearing  the  Commission's  official  approval.  They  represent  interpretations  and practices  followed  by  the  Division  of  Corporation  Finance  and  the  Office  of  the  Chief  Accountant  in

administering the disclosure requirements of the Federal securities laws.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance  for  estimating  fair  value  when  the  volume  and  level  of  activity for  the  assets  or

liability  have  significantly  decreased.   This  update  is  effective  for  interim  and  annual  periods  ending  after

June  15,  2009  with  early adoption  permitted  for  periods  ending  after  March  15,  2009.   The  adoption  of  this

guidance did not impact the Company’s results of operations, financial position or cash flows.

In  April  2009,  an  update  was  made  to  FASB  ASC  825,  “Financial  Instruments”,  which  requires  a  publicly traded  company  to  include  disclosures  about  the  fair  value  of  its  financial  instruments  whenever  it  issues summarized financial information for interim reporting periods.  This update is effective for interim reporting periods  ending  after  June  15,  2009,  with  early  adoption  permitted  for  periods  ending  after  March  15,  2009.

The  adoption  of  this  guidance  did  not  impact  the  Company’s  results  of  operations,  financial  position  or  cash flows.

In  May  2009,  the  FASB  announced  the  issuance  of  FASB  ASC  855,  “Subsequent  Events”,  formerly referenced as SFAS No. 165, Subsequent Events.  FASB ASC 855 should not result in significant changes in

the  subsequent  events  that  an  entity  reports.   Rather,  FASB  ASC  855  introduces  the  concept  of  financial statements being available to be issued.  Financial statements are considered available to be issued when they complete  in  a  form  and  format  that  complies  with  generally  accepted  accounting  principles  (GAAP)  and  all

approvals  necessary for  issuance  have  been  obtained.   The  Company  has  already  adopted  this  policy  and  its full disclosure is included in Note 14.

In   April   2010,   the   FASB   issued   Accounting   Standards   Update   2010-13,   “Compensation   –   Stock

Compensation  (ASC  718)”,  which  addresses  the  classification  of  an  employee  share-based  payment  award with  an  exercise  price  denominated  in  the  currency  of  a  market  in  which  the  underlying  equity  security trades.  The  Update  provides  guidance  on  the  classification  of  a  share-based  payment  award  as  either  equity or  a  liability.  A  share-based  payment  award  that  contains  a  condition  that  is  not  a  market,  performance,  or service  condition  is  required  to  be  classified  as  a  liability.  The  amendments  in  this  Update  are  effective  for fiscal  years,  and  interim  periods  within  those  fiscal  years,  beginning  on  or  after  December  15,  2010.  The

Company is currently evaluating the impact of this update on the financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

3.

Marketable Securities

28 February 2011

28 February 2010

Cost

Fair value

Cost

Fair value

$

$

$

$

601,500 (28 February 2010 –

1,007,000) common shares of Teryl

Resources Corp.

160,092

102,255

268,017

191,330

During  the  year  ended  28  February  2011  a  total  of  405,500  (2010  –  293,000)  shares  of  Teryl  Resources

Corp. were sold for total proceeds of $75,720 (2010 - $75,032) with total cost of $107,925.

4.

Property and Equipment

Net book value

Accumulated

28 February

28 February

Cost

Amortization

2011

2010

$

$

$

$

Office furniture

11,194

7,493

3,701

4,627

Vehicle

15,531

13,906

1,625

2,320

26,725

21,399

5,326

6,947

During the year ended  February 28,  2011,  total  additions  to  property,  plant  and  equipment  were  $nil  (2010  -

$nil).

5.

Mineral Properties

Alaska Mineral Properties

Dime Creek Property

The Company has 12 mining claims in Dime Creek, which are located near Nome in the State of Alaska.

Livengood Property

The  Company  has  a  total  of  13  mining  claims  located  in  the  Livengood-Tolovana  Mining  District,  Alaska,

USA, known as the Livengood Claims.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

5.

Mineral Properties

Fish Creek Property

The  Company has  a  50%  joint  lease  interest  in  30  claims  located  in  the  Fairbanks  Mining  Division,  Alaska,

USA,  known  as  the  Fish  Creek  Claims.   During  fiscal  2003,  the  Company  optioned  a  50%  interest  in  the

lease  to  Teryl  Resources  Corp.  (“Teryl”),  a  related  company  (Note  8).   Under  the  terms  of  the  agreement,

Teryl  issued  200,000  common  shares  to  the  Company at  a  fair  value  of  $80,000  and  must  expend  $500,000 over three years.

The  Company  retained  a  5%  net  royalty  interest,  until  US$2,000,000  has  been  received,  and  may  convert

into  a  25%  working  interest.   The  Company  entered  into  an  amending  agreement  with  Teryl  to  extend  the term  of  the  original  agreement  until  7  March  2007,  in  which  Teryl  issued  100,000  common  shares  to  the

Company,  and  also  agreed  to  expend  a  minimum  of  US$500,000  within  two  years  from  the  date  of  that

amending  agreement.    All  other  terms  of  the  original  agreement  remain  the  same.    Subsequently,  the

Company  entered  into  a  further  agreement  with  Teryl  to  extend  the  term  of  the  original  agreement  until

5 March 2012.

Trout Claims

On  January 27,  2010  the  Company entered  into  a  mining  agreement  with  the  100%  owner  (the  “Owner”)  of eleven  mining claims named  Trout Claims located in  the Fairbanks Recording District, Alaska, for  an  option to  execute  a  five  year  lease.  In  accordance  with  the  mining  agreement,  upon  payment  of  US$7,500  (paid)  to the  Owner  the  Company obtained  the  option  to  execute  the  five  year  lease.  The  terms  of  the  lease  option  are as follows:

−     Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);

−     Annual work commitment of US$10,000;

−     Consideration to the Owner on August 1 of each of the five years:

*     2011: Cash payment of US$5,000

*     2012: Cash payment of US$10,000

*     2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

*     2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

*     2015: Cash  payment  of  US$500,000  and  issuance  of  the  Company’s  common  shares  valued at US$500,000  to a  maximum  of  one  million  shares  and  granting  of  4%  Net  Smelter  Return to the Owner in exchange for 100% ownership in Trout Claims

Coho Claims

On  January 27,  2010  the  Company entered  into  a  mining  agreement  with  the  100%  owner  (the  “Owner”)  of ten  mining  claims  named  Coho  Claims  located  in  the  Fairbanks  Recording  District,  Alaska,  for  an  option  to execute a five year lease. In accordance with the mining agreement,  upon  payment of US$7,500  (paid) to the

Owner  the  Company  obtained  the  option  to  execute  the  five  year  lease.  The  terms  of  the  lease  option  are  as follows:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

5.

Mineral Properties (continued)

Coho Claims (continued)

−     Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);

−     Annual work commitment of US$10,000;

−     Consideration to the Owner on August 1 of each of the five years:

*     2011: Cash payment of US$5,000

*     2012: Cash payment of US$10,000

*     2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

*     2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

*     2015: Cash  payment  of  US$500,000  and  issuance  of  the  Company’s  common  shares  valued at US$500,000  to a  maximum  of  one  million  shares  and  granting  of  4%  Net  Smelter  Return to the Owner in exchange for 100% ownership in Coho Claims

The  following  is  a  summary  of  mineral  property  expenditures  related  to  the  Alaska  Mineral  Properties  for years ended February 28, 2011 and 2010:

For the Year Ended

For the Year Ended

For the Year Ended

February 28, 2011

February 28, 2010

February 28, 2009

$

$

$

Exploration and development costs

Assaying

16,046

1,910

363

Field supplies and other

-

212

-

Geological consulting

3,041

7,837

14,121

Staking and recording fees

35,189

41,016

47,401

Transportation

-

-

-

54,276

50,975

61,885

6.

Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.

Due to Related Parties

Amounts  due  to  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

During  the  year  ended  February  28,  2011,  imputed  interest  at  15%,  totalling  $55,536  (2010  -  $39,069)  was

charged  to  operations  and  treated  as  donated  capital  (Note  11).   As  at  February  28,  2011,  amounts  due  to

related  parties  consist  of  advances  or  repayments  to  the  President,  Chief  Executive  Officer  (“CEO”)  and

shareholder  of  the  Company  and/or  companies  controlled  by  the  President,  CEO  and  shareholder  of  the

Company.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

7.

Due to Related Parties (continued)

February 28,

Advances

February 28,

2010

(repayments)

2011

$

$

$

Access Information

1,106

(1,106)

-

Imaging Technologies

1,018

(1,018)

-

Information Highway.com

2,500

(2,500)

-

IAS Energy, Inc.

1,700

(1,700)

-

JGR Petroleum, Inc.

102,760

14,217

116,977

John Robertson

-

10,290

10,290

KLR Petroleum Ltd.

32,868

(10,155)

22,713

Rainbow Networks

4,369

(4,369)

-

Reg Technologies Inc.

1,210

(1,210)

-

REGI U.S., Inc.

1,176

(1,176)

-

SMR Investments Ltd.

49,450

32,000

81,450

Teryl Resources Corp.

115,333

4,201

119,534

313,490

37,474

350,964

8.

Related Party Transactions

Pursuant  to  a  management  services  agreement,  during  the  year  ended  February  28,  2011  the  Company  paid or  accrued  management  fees  of  $30,000  (2010  -  $30,000)  to  a  company  of  which  the  President  of  the

Company is  a  director.   At  February 28,  2011,  the  Company had  an  outstanding  balance  of  $81,450  (2010  -

$49,450) owed to this related party.

During  the  year  ended  February  28,  2011,  the  Company  paid  or  accrued  investor  relations  fees  of  $2,500

(2010 - $3,500) to a company related to the Company by way of a common director.

During the year ended  February 28, 2011,  the Company paid  consulting fees of  $15,190  (2010  - $14,362)  to a company where the President of the Company is a director.

The  Company  had  certain  mineral  property  transactions  and  a  joint  venture  agreement  with  related  parties

(Note 5).

Related  party transactions  incurred  during  the  normal  course  of  the  Company’s  operations  and  are  measured at the exchange amount, which is the amount agreed between the related parties.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

9.

Capital Stock

Authorized

The Company’s authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 97,893,825 common shares without par value.

On  October  19,  2009  the  Company  issued  5,000,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.04  per  unit  for  gross  proceeds  of  $207,512  (US$200,000).   Each  unit  consists  of  one  common  share

and  one  share  purchase  warrant.    Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of common  stock  at  a  price  of  US$0.075  in  the  first  year  or  at  a  price  of  US$0.10  in  the  second  year  from  the

date  of  issue.   The  Company  allocated  $85,277  to  the  common  shares  and  $122,235  to  the  share  purchase warrants based on the relative fair values.

On  November  9,  2010  the  Company  issued  2,473,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.05  per  unit  for  gross  proceeds  of  $126,377  (US$123,650).   Each  unit  consists  of  one  common  share

and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to  purchase  one  share  at  an  exercise price  of  US$0.075  per  share  for  a  one  year  term  expiring  from  date  of  closing.  The  Company  allocated

$84,480 to the common shares and $41,897 to the share purchase warrants based on the relative fair values.

On  December  6,  2010  the  Company  issued  2,770,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.05  per  unit  for  gross  proceeds  of  $141,433  (US$138,500).   Each  unit  consists  of  one  common  share

and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to  purchase  one  share  at  an  exercise price  of  US$0.075  per  share  for  a  one  year  term  expiring  from  date  of  closing.  The  Company  allocated

$89,835 to the common shares and $51,598 to the share purchase warrants based on the relative fair values.

Warrants

On  June  1,  2009,  the  Company  extended  the  expiry  date  of  1,412,500  share  purchase  warrants  issued  on

June  1,  2008  to  June  1,  2010,  resulting  in  a  further  $26,335  allocated  to  these  warrants.  The  additional  fair value  of  warrants  was  determined  using  the  Black-Scholes  warrant  pricing  model  using  the  following weighted  average  assumptions:  risk  free  interest  rate  of  1.01%,  expected  life  of  1  year,  annualized  volatility of 193.40% and expected dividend of 0%.

On June 5, 2009 the Company extended the expiry date of 4,055,000 share purchase warrants issued on June

5,  2008  to  June  5,  2010,  resulting  in  a  further  $123,476  allocated  to  the  value  of  these  warrants.  The additional  fair  value  of  warrants  was  determined  using  the  Black-Scholes  warrant  pricing  model  using  the following  weighted  average  assumptions:  risk  free  interest  rate  of  1.31%,  expected  life  of  1  year,  annualized volatility of 194.66% and expected dividend of 0%.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

9.

Capital Stock (continued)

Warrants (continued)

The following share purchase warran Extercises were oupricetstanding at FeNburumaryber 28, 2011:

Remaining

Expiry date

of warrants

contractual life

US$

(years)

May 8, 2011*

0.20

9,275,000

0.19

June 28, 2011*

0.20

3,125,000

0.33

October 19, 2011

0.075/0.10

5,000,000

0.63

November 9, 2011

0.075

2,473,000

0.70

December 6, 2011

0.075

2,770,000

0.77

22,643,000

0.43

*  These  warrants  were  issued  with  a  private  placement  financing  during  May,  2006.  These  warrants  were subject  to  a  price  adjustment  clause  whereby  any  future  equity  financing  at  a  share  price  less  than  the exercise price of the warrants would result in the re-pricing of the warrants exercise price to equal the share price  of  the  financing  and  additional  warrants  would  be  issued  so  that  the  aggregate  exercise  price  of  the re-priced  warrants  would  equal  the  aggregate  exercise  price  of  the  originally  issued  warrants.  Subsequent to February 28, 2011, these warrants expired (Note 14).

The following is a summary of the Company’s warrant activities during the year ended February 28, 2011:

Weighted

Number of

average

warrants

exercise price

US$

Outstanding and exercisable at February 28,  2010

23,367,500

0.18

Issued

5,243,000

0.075

Expired

(5,967,500)

0.15

Outstanding and exercisable at February 28, 2011

22,643,000

0.16

Weighted average fair value of warrants

issued during the year

-

0.018

The weighted  average fair value of warrants issued  during the  year  ended  February 28,  2011  was  $0.018  per

warrant.   The  fair  value  of  each  warrant  granted  was  determined  using  the  Black-Scholes  warrant  pricing model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of  1.27%-1.31%,  expected life of 1 year, annualized volatility of 149%-154% and expected dividend of 0%.

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors

and  employees.   All  options  granted  under  the  plan  vest  upon  date  of  grant  and  are  subject  to  the  following exercise schedule:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

9.

Capital Stock (continued)

Stock Options (continued)

i)

Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option  (the  “First

Exercise”);

ii)

The  second  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  First

Exercise (the “Second Exercise”);

iii)      The  third  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  Second

Exercise (the “Third Exercise”); and

iv)      The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the

Third Exercise.

On April 22, 2009, 75,000 stock options exercisable at a price of US$0.30 per common share expired.

On  April  22,  2009,  the  Company  granted  75,000  stock  options  to  two  consultants  of  the  Company.  The options are exercisable at a price of US$0.10 per common share for five years expiring on April 22, 2014.

On November 9, 2009, 12,500 stock options exercisable at a price of US$0.20 per common share expired.

On  December  18,  2009  the  Company  granted  25,000  stock  options  to  a  consultant  of  the  Company.  The options  are  exercisable  at  a  price  of  US$0.10  per  common  share  for  five  years  expiring  on  December  18,

2014.

On  April  19,  2010  the  Company  granted  to  a  consultant  of  the  Company  50,000  stock  options  exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 19, 2015.

During the year ended  February 28,  2011,  the Company recorded  stock-based  compensation  of  $505  (2010  -

$791) for options granted.

The following stock options were outstanding and exercisable at February 28, 2011:

Number

Number of

Remaining

Exercise

of options

options

contractual

Expiry date

price

outstanding

exercisable

life

US$

(years)

August 9, 2011

0.35

1,500,000

375,000

0.44

November 2, 2011

0.25

25,000

6,250

0.67

December 8, 2011

0.25

50,000

12,500

0.77

November 7, 2012

0.31

50,000

12,500

1.69

February 21, 2013

0.10

1,525,000

381,250

1.98

April 22, 2014

0.10

75,000

18,750

3.14

December 18, 2014

0.10

25,000

6,250

3.81

April 19, 2015

0.10

50,000

12,500

4.14

3,300,000

825,000

1.32

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

9.

Capital Stock (continued)

Stock Options (continued)

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  year  ended  February  28,

2011:

Weighted

Number of

average

options

exercise price

US$

Outstanding at February 28, 2010

3,250,000

0.22

Granted

50,000

0.10

Outstanding at February 28, 2011

3,300,000

0.22

Exercisable at February 28, 2011

825,000

0.22

Weighted average fair value of stock options granted during the period

0.01

The fair value of each  option  granted  was estimated on  the date of the grant or modification  using the Black-

Scholes pricing model with the following assumptions:

For the

For the

Year ended

Year ended

February 28,

February 28,

2011

2010

Risk free interest rate

3.02%

1.63 - 2.32%

Expected life

5 years

4 – 5 years

Annualized volatility

126.59%

78.17 – 124.38%

Expected dividends

-

-

Option  pricing  models  require  the  input  of  highly  subjective  assumptions  including  the  expected  price

volatility.   Changes  in  the  subjective  input  assumptions  can  materially  affect  the  fair  value  estimate,  and therefore  the  existing  models  do  not  necessarily  provide  a  reliable  single  measure  of  the  fair  value  of  the

Company’s stock options.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

10.     Commitments

On  September  17,  2009  the Company entered  into  an  office  rent  agreement  for  the  duration  of  November  1,

2009  to  October  31,  2010  at  monthly  rate  of  $3,355.  The  Company  shares  the  office  space  and  rent  fees equally with two related parties. The agreement is renewed  for one year at $3,690  per month  for the duration of November 1, 2010 to October 31, 2011.

11.     Supplemental Disclosures With Respect to Cash Flows

Cumulative from

inception of

exploration stage on

For the year

For the

For the

1 March 2003 to

ended

year ended

year ended

February 28,

February 28,

February 28,

February 28,

2011

2011

2010

2009

$

$

$

$

Cash paid during the year for

interest

-

-

-

-

Cash paid during the year for

income taxes

-

-

-

-

During  the  year  ended  February  28,  2011,  imputed  interest  at  15%  per  annum  totalling  $55,536  (2010  -

$39,069) on amounts due to related parties was charged to operations and treated as donated capital (Note 7).

12.     Income Taxes

Income  tax  expense  differs  from  the  amount  that  would  result  from  applying  the  Canadian  federal  and

provincial  income  tax  rates  to  earnings  before  income  taxes.   These  differences  result  from  the  following

items:

2011

2010

$

$

Loss before income taxes

(36,594)

(65,985)

Canadian federal and provincial income tax rates

28%

29%

Income tax recovery based on the above rates

(10,246)

(19,136)

Increase due to:

Non-deductible and deductible items

21,198

(85,788)

Expiry of non-capital losses

86,857

7,049

Change in valuation allowance

(96,696)

83,402

Change in statutory tax rates

(1,113)

14,473

Income tax recovery

-

-

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

12.     Income Taxes (continued)

The components of future income taxes are as follows:

2011

2010

$

$

Future income tax assets

Non-capital losses

758,377

860,049

Mineral property costs

687,421

673,852

Property and equipment

3,953

3,548

Marketable securities and other

17,269

26,267

Total future income tax assets

1,467,020

1,563,716

Valuation allowance

(1,467,020)

(1,563,716)

Net future income tax assets

-

-

The Company has non-capital loss carry-forwards of approximately $3,033,509  that may be available for  tax purposes.  The loss carry-forwards are all in respect of Canadian operations and expire as follows:

$

2015

311,763

2026

402,360

2027

1,036,715

2028

417,682

2029

472,218

2030

392,771

3,033,509

Additionally,   the   Company   has   approximately   $2,749,683   of   development   expenses   and   exploration

expenditures  as  at  February  28,  2011  which,  under  certain  circumstances,  may  be  utilized  to  reduce  taxable income  of  future  years.  The  Company  also  has  approximately  $35,157  of  capital  losses  that  may  be  carried forward  and  applied  against  future  capital  gains.  The  potential  income  tax  benefits  of  these  losses  have  been offset by a full valuation allowance.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

13.     Derivative Liabilities

Derivate  liabilities  consist  of  warrants  that  were  originally  issued  in  private  placements  that  have  exercise

prices  denominated   in   United  States  dollars,  which  differs  from  the  Company’s  functional  currency

(Canadian  dollars) (Note 15).  The fair value of these warrants as at February 28,  2011  is $138,465  (2010  -

$484,358).  The  fair  value  of  warrants  as  at  February  28,  2011  was  determined  using  the  Black-Scholes warrant  pricing  model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of  1.00%-

1.27%  (2010  –  0.19-1.12%  ),  expected  life  of  0.19  year-0.77  year  (2010  –  0.07-1.63  years),  volatility  of

167.66% (2010 – 131.81%) and expected dividend of 0% (2010 – 0%).

14.     Subsequent Events

Stock Options Granted

On April 14, 2011 the Company granted to a consultant of the Company 400,000 stock options exercisable into the Company’s common shares at a price of US$0.10 per share for five years expiring April 14, 2016.

Warrants Expired

As  of  the  issuance  date  of  these  consolidated  financial  statements,  12,400,000  warrants  with  exercise prices of $0.20 expired, unexercised.

The  Company has  evaluated  subsequent  events  through  the  date  of  these  consolidated  financial  statements were issued  in  accordance with  FASB  ASC  855  and  all material  subsequent  events  have  been  disclosed  as stated above.

15.     Restatement

The  consolidated  financial  statements  for  the  year  ended  February  28,  2010  have  been  restated  to  account for  the  accounting  for  warrants  that  were  issued  in  connection  with  a  previous  private  placement.  The exercise price of these warrants is denominated in United States dollars, which differs from the Company’s functional  currency (Canadian  dollars)  and  therefore  these  warrants  cannot  be  considered  to  be  indexed  to the Company’s own stock. Accordingly the fair value of the warrants must be accounted  for as a derivative liability with changes in fair value recorded in the consolidated statement of operations.

The  effect  of  the  resulting  adjustments  on  the  company’s  consolidated  financial  statements  for  the  year ended February 28, 2010 is as follows:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2011 and 2010

15.

Restatement (Continued)

As

previously

Adjustment     As Restated

reported

Consolidated  Balance  Sheet  as  at  February

28, 2010

Current derivative liabilities

$

-

$

8,939     $

8,939

Non-current derivative liabilities

-

475,419

475,419

Capital stock

15,259,388      (1,852,080)

13,407,308

Deficit,    accumulated    during    the    exploration

(8,339,460)

1,367,722

(6,971,738)

stage

Consolidated   Statement   of   Operations   and

Comprehensive    Loss    for    the    year    end

February 28, 2010

Fair value adjustment of derivative liabilities

-

(343,588)

(343,588)

Net loss

(409,573)

343,588

(65,985)

Loss per share

(0.01)

0.01

(0.00)

The  fair  value  adjustment  on  derivative  liabilities  has  no  effect  on  the  Company’s  consolidated  statement of cash flows for the year end February 28, 2010.